      Investor Contact: Dan Clozza

Forum National Investments Ltd

      (604) 275 — 2170

e-mail: info@foruminvestments.com

      FOR IMMEDIATE RELEASE

        FORUM NATIONAL INVESTMENTS LTD Announces Three-for-One Stock Split

Richmond, BC. – May 1, 2007 – Forum National Investments Ltd., announced that its Board of Directors has approved and declared a three-for-one stock split of the Company’s common shares. Surrendered share certificates and all newly issued share certificates will be issued with the new CUSIP Number. The date of record for the foreword split is April 16, 2007.

As of December 31, 2006 FORUM had 4,644,661 common shares outstanding. Upon completion of the foreword split, the estimated number of commons shares will increase to 13,933,983 outstanding.